EXHIBIT 4.2

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[Filed with the SEC on February 2, 2016]

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 3100401, Israel
PROXY STATEMENT
This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the "Shares"), of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies for use at the Shareholders' Extraordinary General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Thursday, March 8, 2016, at 3:00 p.m. Israel time (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders' Annual General Meeting.

ITEM 1 - APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER
Mr. Bezhalel (Butzi) Machlis, the President and CEO of the Company, was first appointed as such in November 2012, with effect as of April 1, 2013, under a personal employment agreement for a three-years period, ending on March 31, 2016 (the "Existing Employment Agreement"). Prior to that from January 2013, he served as executive vice president - president and CEO designee. From 2008 until 2012, he served as executive vice president and general manager - land and C4I division, after serving as corporate vice president and general manager - land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager - ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president - battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Israel Institute of Technology (the “Technion”) and a MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.
Pursuant to the Companies Law, any arrangement between a publicly traded company and its general manager in relation to the terms of office and employment of the general manager, that conforms with the compensation policy of that company, is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders by a special majority. Mr. Machlis’ position meets the definition of general manager under the Companies Law.
On January 17, 2016 and January 27, 2016, respectively, the Company's Compensation Committee and the Board of Directors, respectively, approved the extension of the tenure of Mr. Machlis as President and CEO of the Company, effective from April 1, 2016 (the “Effective Date”) and approved the terms of office and employment of Mr. Machlis as the Company’s President and CEO (“the Proposed Employment Terms”), as set forth below.

In making their recommendation to approve the Proposed Employment Terms, the Compensation Committee and the Board of Directors considered, among other factors, (1) the consistency of the Proposed Employment Terms with the provisions of the Company’s compensation policy, as approved by the Company's shareholders at an Extraordinary General Shareholders Meeting held on January 7, 2014, (the “Compensation Policy”), including that the total Variable Compensation (defined in the Compensation Policy to include the aggregate of the value of the cash bonuses granted and the fair market value of equity-based compensation) of each of the Company’s Executive Officers including its CEO will be between 30% and 80% of the total compensation package of such Executive Officer on an annual basis; (2) the need to link the CEO’s compensation and performance targets, which are aligned with the Company’s business strategy, with the responsibilities and duties to be performed by the CEO, (3) the growth and profitability of the Company under the leadership of the CEO and (4) the Company’s unique characteristics as a global multi-billion dollar company operating in the field of development, production and enhancement of sophisticated defense, homeland security and commercial systems, as well as a Company which is traded on the Nasdaq Global Select Market, and on the TA-25 Index on the TASE. Following such consideration, the Compensation Committee and the Board of Directors determined that the Proposed Employment Terms are consistent with the Compensation Policy and align with the Company's strategy to attract, motivate and retain highly experienced personnel who will provide leadership for Elbit Systems’ success and act in the best interest of the Company and its shareholders.
The following are the principal Proposed Employment Terms of Mr. Machlis as the President and CEO of the Company, with effect as of the Effective Date:
Salary. Mr. Machlis will be entitled to a gross monthly salary of NIS 198,000 (equal to approximately $49,860), which will be linked to the increase in the Israeli Consumer Price Index (the "CPI") published on April 15, 2016 in comparison to the CPI published on January 15, 2016. The salary will be updated once every 12-month period, starting 12 months following the Effective Date in accordance with the increase in the CPI, provided that, unless otherwise may be permitted under any future compensation policy, the Compensation Committee has approved, prior to any such update, that the update complies with the applicable compensation policy (the "Salary").
Benefits. Mr. Machlis will be entitled to certain customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), such as, use of a car, phone and cell phone and other work related expenses in accordance with the Company's practices, managers insurance and/or pension funds, (which typically include severance, long-term disability, and life insurance), vacation days and sick leave, as well as other benefits consistent with employee social welfare benefits, such as contributions to pension funds and a study fund and recuperation pay (dmei havraa).
Cash Bonus. Subject to the entitlement pre-conditions and the claw back provision as set forth in the Company’s compensation policy, Mr. Machlis will be entitled to an annual cash bonus, for each calendar year, equal to 0.4% of the Company's non-GAAP net profit attributable to the Company's shareholders ("Net Profit" and "Annual Cash Bonus", respectively), up to an amount not exceeding $1.5 million (the “Cap”). In case of a calendar year during which he will not serve for the entire yearly period, the Annual Cash Bonus and the applicable Cap will be calculated on a pro-rata basis. In accordance with the Compensation Policy, the Company may provide Mr. Machlis with an advance payment on account of the Annual Cash Bonus based on the Net Profit as appearing in the Company's published semi-annual financial results.
Equity Incentive. In case the Company will adopt at any time after the Effective Date, any new 'employee option plan' or a new 'phantom option plan' for Office Holders (as defined in the Companies Law), the Company will grant Mr. Machlis, subject to any approval required by applicable law, up to 15% of the entire amount of the option and/or phantom units (as the case may be) provided under such plan/s.
Indemnification and insurance. Subject to applicable law, the Company's indemnification and directors and officers (D&O) insurance policies will apply to Mr. Machlis. The Company has previously provided Mr. Machlis with an indemnification letter, which will continue to be effective. Mr. Machlis is covered by the Company's current D&O insurance.
Termination Arrangements:
Either the Company or Mr. Machlis may end the engagement at any time upon six-months advance written notice (the "Notice Period"), other than upon termination for cause. During the Notice Period, Mr. Machlis will continue to act as the President and CEO of the Company, unless the Company will otherwise instruct, and will be entitled to payment of Salary, benefits and the pro rata portion of the Annual Cash Bonus. The Notice Period will be calculated as part of the vesting period of any granted options or phantom options.
In addition, Mr. Machlis will be entitled to an adjustment period of six additional months, during which he shall be entitled to payment of Salary and applicable social benefits contributions, as well as to continue the use of the company car and cell phone.

In the event of termination of employment for any reason (other than for cause as detailed in the Proposed Employment Terms), Mr. Machlis will be entitled, in addition to the severance payment under law, to an additional severance payment in an amount equal to the last monthly Salary multiplied by the number of years employed by the Company (including the years in which Mr. Machlis was employed by the Company’s subsidiaries prior to his appointment to his current position).
Mr. Machlis (or his bequest) will be entitled to all of the above payments also if the termination of his employment is caused by his inability to continue to act as President and CEO of the Company due to force majeure, including demise or illness, in which cases, following the utilization of all sick days (in case of illness) and vacation days (other than in case of demise in which case his bequest shall be entitled to redeem the vacation days).
Other terms: The Proposed Employment Terms include additional customary provisions, such as Confidentiality and Non-Competition Undertaking,
In their respective decisions, the Compensation Committee and the Board of Directors emphasized that during his tenure as President and CEO of the Company, Mr. Machlis has successfully led the Company and strengthened its business and that considering, inter alia, the size of the Company, the scope, complexity and nature of its operations, the complexity of the office and the degree of responsibility being imposed on the President and CEO, the Proposed Employment Terms of Mr. Machlis are beneficial to the Company and are reasonable under the circumstances and aligned with the Company’s goals as set forth in the Compensation Policy.
At the Meeting, the Board will propose that the following resolution shall be adopted:
“RESOLVED: to approve the Proposed Employment Terms of Mr. Bezhalel (Butzi) Machlis, as the Company’s President and CEO, effective from April 1, 2016.”
The Board of directors recommends a vote FOR the above resolution.

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